[Zix Corporation Letterhead]

January 7, 2005

Via Federal Express

Barbara C. Jacobs
Assistant Director
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549-0406

Re:	Zix Corporation Form S-3 filed on November 16, 2004 File No. 333-120548

Dear Ms. Jacobs:

     This letter responds to the Commission’s letter of December 15, 2004.

     We have enclosed a marked copy of Pre-Effective Amendment No. 1 to the above-referenced Form S-3, which we will file with the Commission via EDGAR on January 10, 2005.

     Commission Comment

1.	Please revise to disclose the material terms of the secured convertible notes and warrants sold to selling shareholders, such as the fixed conversion price (subject to certain anti-dilution adjustments), the interest rate and the security arrangements of the notes. Consider whether risk factor disclosure is appropriate as well.

     Company Response

     The prospectus has been amended to add a description of the convertible notes and warrants. See generally “Description of Convertible Notes and Warrants” beginning on page 1. Also, a new risk factor addressing the indebtedness represented by the convertible notes has been added on page 10 of the prospectus.

Commission Comment

2.	Please supplementally confirm that Omicron Master Trust or any of the legal entities or persons listed in footnote two to the Selling Shareholder Table is not a broker-dealer affiliate.

     Company Response

     We have been advised on behalf of Omicron Master Trust that neither it nor any person or entity listed in footnote 2 to the selling stockholder table is a registered broker-dealer or an affiliate of a registered broker-dealer.

     Commission Comment

3.	Please confirm that you and the selling shareholders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

     Company Response

     We are aware of the SEC’s position on short sales as outlined in interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual. We have been advised by each of the selling shareholders that they are aware of aware of the SEC’s position on short sales as outlined in interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

     Conclusion

     We hope that the foregoing addresses the Commission’s comments. Please call Ronald Woessner (214-370-2219) or Tanya Foreman (214-370-2223) for any questions you may have about the foregoing.

Very truly yours,

/s/ Ronald A. Woessner

Ronald A. Woessner
Senior Vice President & General Counsel

Enclosure – Pre-Effective Amendment No. 1

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